

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2017

Giora Carni
Chief Executive Officer
Intec Pharma Ltd.
12 Hartom Street, Har Hotzvim
Jerusalem 9777512, Israel

Re: Intec Pharma Ltd.
      Registration Statement on Form F-3
      Filed June 6, 2017
      File No. 333-218539

Dear Mr. Carni:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joshua M. Samek, Esq.